EXHIBIT 99.1



                              [SANOFI-AVENTIS LOGO]




                                                         Paris, November 9, 2004


                   AVENTIS, PART OF THE SANOFI-AVENTIS GROUP,
               ANNOUNCED TERMINATION OF ITS AGREEMENTS WITH GENTA


Aventis, part of the sanofi-aventis Group, announced today that it had sent to Genta a notice of termination of the agreements entered into by the two companies in 2002 and concerning the development of Genasense(R) (oblimersen sodium).

At the time the agreements with Genta were entered into, Aventis was seeking a late-stage development opportunity that could potentially provide for a near term launch of product.

After careful investigation, Aventis has determined it cannot continue to support the development of Genasense(R), for the contemplated indications, given the recommendation of the ODAC (Oncology Drug Advisory Committee) of the FDA, with respect to melanoma, and the recent results of the CLL (chronic lymphocytic leukemia) phase III clinical trial.

This termination will become effective on May 8, 2005. During this 6-month transition period, Aventis will support the development of Genasense, as provided in the Agreements.

ABOUT SANOFI-AVENTIS
The sanofi-aventis Group is the world's 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).




INVESTOR RELATIONS DEPARTMENT
Europe                                  US
Tel : + 33 1 53 77 45 45                Tel. : + 1 212 551 40 18

E-mail: IR@sanofi-aventis.com

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FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the management of Aventis and sanofi-aventis believe that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Aventis and sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis and Aventis, including those listed under "Forward-Looking Statements" and "Risk Factors" in sanofi-aventis's annual report on Form 20-F for the year ended December 31, 2003 and those listed under "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in Aventis's annual report on Form 20-F for the year ended December 31, 2003. Other than as required by applicable law, Aventis does not undertake any obligation to update or revise any forward-looking information or statements.










INVESTOR RELATIONS DEPARTMENT
Europe                                  US
Tel : + 33 1 53 77 45 45                Tel. : + 1 212 551 40 18

E-mail: IR@sanofi-aventis.com